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Exhibit 99.4

Contact:	Rachael Scherer
Investor Relations
763-505-2694
Jessica Stoltenberg
Public Relations
763-505-3333

Medtronic Announces Sale of 1.25 percent Contingent Convertible Debentures Due 2021

    MINNEAPOLIS, Sept. 6, 2001 — Medtronic, Inc. (NYSE: MDT) announced today that it has agreed to sell 1.25 percent Contingent Convertible Debentures due 2021 in a private offering resulting in gross proceeds of approximately $1.75 billion. The initial purchasers are Bank of America Securities LLC, Goldman, Sachs & Co., and Morgan Stanley & Co. Incorporated. The Company has also granted the initial purchasers an option to purchase up to another $262.5 million aggregate principal amount of debentures. The Company will use the net proceeds of the offering to repay a substantial portion of amounts outstanding under its short-term credit facility, which was entered into in order to complete the acquisitions of MiniMed, Inc. and Medical Research Group, Inc. The debentures will be convertible into shares of the Company's common stock at a conversion price of $61.81 during any fiscal quarter in which the price of the common stock exceeds 110 percent of the conversion price over a specified period, subject to adjustment, or in certain other circumstances. At the initial conversion price, each $1,000 principal amount of debentures will be convertible into 16.1796 shares of the Company's common stock. The initial conversion price represents a 37.5 percent premium over the last reported sale price of the common stock on September 5, 2001, which was $44.95 per share.

    The debentures will be redeemable at the Company's option beginning on Sept. 15, 2006, and the holders may require the Company to repurchase the debentures on Sept. 15, 2002, 2004, 2006, 2008, 2011 or 2016, and in certain other circumstances.

    The debentures will bear interest at a rate of 1.25 percent per annum, and will pay additional contingent interest in specified circumstances.

    The offering is being made only to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

    The securities to be offered have not been registered under the Securities Act, or any state securities laws and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, registration requirements of the Securities Act and applicable securities laws.

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  Exhibit 99.4